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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70576

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UNest Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5161 Lankershim Blvd #250
(No. and Street)

North Hollywood	CA	91601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Massey		mike.massey@unest.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

7/28/04	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Michael Massey_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __UNest Securities LLC_____, as of __December 31_____, 2 _023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MATTHEW MARTINO
Notary Public, North Carolina
Brunswick County
My Commission Expires
01/16/2029

Notary Public

Signature: _____

Title:
CEO _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

UNEST SECURITIES LLC

**FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))**

DECEMBER 31, 2023

UNEST SECURITIES LLC

CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Unest Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Unest Securities LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Unest Securities LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Unest Securities LLC's management. Our responsibility is to express an opinion on Unest Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Unest Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Unest Securities LLC's financial statements. The supplemental information is the responsibility of Unest Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Unest Securities LLC's auditor since 2023.

Maitland, Florida

May 2, 2024

UNEST SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

ASSETS		
Cash	$	92,641
Clearing firm deposit		125,000
Due from clearing firm		4,092
Due from related party		60,273
Prepaid expenses		23,886
TOTAL ASSETS	$	305,892

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	22,632
Due to related party		68,299
TOTAL LIABILITIES		90,931
MEMBER'S EQUITY		214,961
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	305,892

The accompanying notes are an integral part of these financial statements.

UNEST SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES		
Interest rebates	$	56,771
Service fees-related party		36,795
		93,566
EXPENSES		
Payroll expenses		196,359
Clearing		357,284
Professional fees		59,978
Regulatory		21,938
Computer & internet		16,861
Insurance		16,366
Facilities		15,100
Office		12,360
TOTAL EXPENSES		696,246
NET LOSS	$	(602,680)

The accompanying notes are an integral part of these financial statements.

UNEST SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

MEMBER'S EQUITY, JANUARY 1, 2023	$	191,835
Member's contributions		625,806
Net loss		(602,680)
MEMBER'S EQUITY, DECEMBER 31, 2023	$	214,961

UNEST SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(602,680)
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Changes in operating assets and liabilities:		
Clearing firm deposit		(125,000)
Due from clearing firm		(4,092)
Prepaid expenses		9,067
Due from related party		(36,795)
Accounts payable and accrued expenses		11,756
Due to related party		68,299
NET CASH USED IN OPERATING ACTIVITIES		(679,445)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		625,806
NET CASH PROVIDED BY FINANCING ACTIVITES		625,806
NET CHANGE IN CASH		(53,639)
CASH, BEGINNING OF PERIOD		146,280
CASH, END OF PERIOD	$	92,641
Supplemental cash flows disclosures:		
Income tax payments	$	-
Interest payments	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 - <u>Organization</u>

UNest Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of the State of Delaware and was approved by FINRA on May 18, 2021.

The Company is a single member LLC, wholly owned by UNest Holdings Inc. (the "Sole Member"). The Company is an introducing broker dealer for UGMA/UTMA accounts and conducts business on a fully disclosed basis with Apex Clearing. The Company provides fully disclosed broker dealer services for its affiliated registered investment advisor, UNest Advisors.

The Company does not receive commissions, but earns revenue through a shared interest arrangement with the clearing firm.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Cash and Cash Equivalents</u>

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2023, the Company had no uninsured cash balances.

<u>Revenue Recognition</u>

The Company records revenue under the provisions of ASC 606, Revenue from Contracts with Customers. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contacts.

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Revenue from contracts with customers includes service fees from a related party (see note 6) for set up and maintenance of accounts and shared interest with Apex Clearing (see note 3). The recognition and measurement of these fees is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company recognizes revenue on these products upon the completion of the performance obligations, at the transaction price stipulated in each contract.

Interest rebate income is interest earned on cash held in customer accounts with the clearing firm as well as interest earned on margin accounts. The Company recognizes the income monthly, which is when the Company believes its' performance obligation has been contractually satisfied in al material respects.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes. As a result, no federal or State income taxes are provided as they are the responsibility of the Sole Member.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 Deposits with Clearing Organization

The Company contracted with Apex Clearing to act as their clearing agent. In connection with this agreement, Apex clearing required the Company to make a deposit of $125,000 which is included in deposits with clearing organizations on the accompanying statement of financial condition. Additional receivables from clearing organization in the amount of $4,092 consist of fees due under normal trade terms.

Note 4 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2023, the Company had net capital of $120,802, which exceeded its requirement of $6,062 by $114,740.   Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2023, this ratio was .75 to 1.

Note 5 - <u>Concentrations</u>

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 6 - <u>Related Party Transactions</u>

The Company has an Expense Sharing Agreement ("Agreement") with its Sole Member, UNest Holdings, Inc. The Agreement covers payroll, equipment, and administrative expenses. Direct expenses of the Company are outside the scope of the Agreement and are paid directly by the Company.

During the period ended December 31, 2023, the Company recorded $514,452 of expenses under the Agreement. As a result of the Agreement, the Company owed $0 to this related party at December 31, 2023 as a result of this agreement.

During the period ended December 31, 2023, the Company earned fees of $36,795 from its Sole Member. The Sole Member owed fees of $60,276 to the Company at December 31, 2023.

Note 7 - <u>Going Concern</u>

As shown in the accompanying financial statements, the Company incurred a loss from operations of ($602,680) during the year ended December 31, 2023. As of that date, the Company had member's equity of $214.961 and had a net capital surplus of $114,740.

Consideration of these factors, combined with the unknown factors of ownership with limited management experience and unsubstantiated prospective business, continue to create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements were available to be issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

UNEST SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 8 - <u>Commitments and Contingencies</u>

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit during the period ended December 31, 2023.

Note 9 - <u>Financial instruments with Off-Balance-Sheet Risk</u>

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur.

Note 10- <u>Subsequent Events</u>

Events have been evaluated through the date the financial statements were available to be issued. During this period, there were no material subsequent events which would require disclosure.

UNEST SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2023

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL
Total Member's Equity	$	214,961

DEDUCTIONS AND/OR CHANGES
Non-allowable assets		84,159
Excess fidelity bond charge		10,000
NET CAPITAL		120,802

Less: Minimum net capital requirements at 12.5% of aggregate indebtedness ($5,000 if higher)		6,062

EXCESS NET CAPITAL	$	114,740

AGGREGATE INDEBTEDNESS
Accounts payable and accrued expenses	$	90,931

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.75 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited, amended Form X-17A-5, Part IIA filing as of December 31, 2023.

UNEST SECURITIES LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2)(ii).

The accompanying notes are an integral part of these financial statements.

UNEST SECURITIES LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph(k)(2)(ii).

The accompanying notes are an integral part of these financial statements.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Unest Securities LLC

We have reviewed management's statements, included in the accompanying Exemption, in which (1) Unest Securities LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Unest Securities LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Unest Securities LLC stated that Unest Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to a non-exchange member effecting transactions in listed securities through an exchange member. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Unest Securities LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Unest Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Maitland, Florida

May 2, 2024



Exemption Report
December 31, 2023

UNest Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: a non-exchange member effecting transactions in listed securities through an exchange member and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____
UNest Securities, LLC

I, Michael Massey, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Massey
By: _____
   Michael Massey, CEO

Date: __2024-05-02_____